UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

MICROS SYSTEMS, INC.

(Name of Subject Company)

MICROS SYSTEMS, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.025 per share

(Title of Class of Securities)

594901100

(CUSIP Number of Class of Securities)

Peter A. Altabef

President and Chief Executive Officer

MICROS Systems, Inc.

7031 Columbia Gateway Drive

Columbia, Maryland 21046-2289

(443) 285-6000

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Richard B. Aldridge

Morgan, Lewis & Bockius LLP

1701 Market St.

Philadelphia, PA 19103-2921

(215) 963-4829

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on July 3, 2014 and subsequently amended by Amendment No. 1 filed with the SEC on July 7, 2014, Amendment No. 2 filed with the SEC on July 14, 2014 and Amendment No. 3 filed with the SEC on July 17, 2014 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Statement”) by MICROS Systems, Inc., a Maryland corporation (the “Company”). The Statement relates to the cash tender offer by Rocket Acquisition Corporation, a Maryland corporation (“Purchaser”), a subsidiary of OC Acquisition LLC, a Delaware limited liability company (“Parent”), a subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”), to purchase all issued and outstanding shares of the Company’s common stock, par value $0.025 per share at a purchase price of $68.00 per share, payable net to the sellers in cash, without interest thereon and subject to any required withholding of taxes. The tender offer is disclosed in the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the SEC on July 3, 2014, and is upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 3, 2014 and in the related Letter of Transmittal, which were filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Statement, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Statement. The information in the Statement is incorporated into this Amendment by reference to all applicable items in the Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Item 3 of the Statement is hereby amended and supplemented by amending and restating the second paragraph under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” as follows:

“The Company is filing with the SEC an information statement (the “Information Statement”) which is attached as Exhibit (a)(5)(vii) hereto and is furnishing the Information Statement to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 thereunder in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company’s Board of Directors other than at a meeting of the Company’s stockholders after acquiring Shares pursuant to the Offer.”

Item 8.	Additional Information

Item 8 of the Statement is hereby amended and supplemented by amending and restating the first paragraph under “Item 8. Additional Information — Section 14(f) Information Statement” as follows:

“Pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, the Company is filing with the SEC the Information Statement which is attached as Exhibit (a)(5)(vii) hereto and is furnishing the Information Statement to the Company’s stockholders in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company’s Board of Directors other than at a meeting of the Company’s stockholders after acquiring Shares pursuant to the Offer.”

Item 9.	Exhibits

Item 9 of the Statement is hereby amended and supplemented by amending and restating the entire text thereto as follows:

“Exhibit No.	Document

(a)(1)(i)	Offer to Purchase, dated July 3, 2014 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(iii)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(vi)	Summary Advertisement dated July 3, 2014 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(2)(i)	Opinion of Centerview Partners LLC to the board of directors of MICROS Systems, Inc., dated June 22, 2014 (incorporated by reference to Annex I to this Schedule 14D-9).

(a)(3)	None.

(a)(4)	None.

(a)(5)(i)	Press Release issued by MICROS Systems, Inc., on June 23, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by MICROS Systems, Inc., with the SEC on June 24, 2013).

(a)(5)(ii)	Press Release issued by Oracle Corporation on June 23, 2014 (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO filed by Oracle Corporation with the SEC on June 23, 2014).

(a)(5)(iii)	General Presentation issued by Oracle Corporation on June 23, 2014 (incorporated by reference to the Schedule TO filed by Oracle Corporation with the SEC on June 23, 2014).

(a)(5)(iv)	FAQ issued by Oracle Corporation on June 23, 2014 (incorporated by reference to the Schedule TO filed by Oracle Corporation with the SEC on June 23, 2014).

(a)(5)(v)	Customer and Partner Letter issued by Oracle Corporation on June 23, 2014 (incorporated by reference to the Schedule TO filed by Oracle Corporation with the SEC on June 23, 2014).

(a)(5)(vi)	Website materials published by Oracle Corporation on June 23, 2014 (incorporated by reference to the Schedule TO filed by Oracle Corporation with the SEC on June 23, 2014).

(a)(5)(vii)	Section 14(f) Information Statement

(e)(1)	Agreement and Plan of Merger among MICROS Systems, Inc., OC Acquisition LLC, Rocket Acquisition Corporation and (solely with respect to performance of its obligations set forth in certain sections thereof) Oracle Corporation, dated June 22, 2014 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K/A, filed by MICROS Systems, Inc. with the SEC on July 3, 2014).

(e)(2)*	Confidentiality Agreement, dated as of April 12, 2014, between MICROS Systems, Inc. and Oracle Corporation.

“Exhibit No.	Document

(e)(3)*	Exclusivity Agreement, dated as of June 6, 2014, between MICROS Systems, Inc. and Oracle Corporation.

(e)(4)	Form of Tender and Support Agreement among OC Acquisition LLC, Rocket Acquisition Corporation and the stockholders party thereto, dated June 22, 2014 (incorporated by reference to Exhibit A to Exhibit 2.1 to the Current Report on Form 8-K/A filed by MICROS Systems, Inc. with the SEC on July 3, 2014).

(e)(5)	Restated Articles of Incorporation of MICROS Systems, Inc. (incorporated by reference to Exhibit 3(a) to the Quarterly Report on Form 10-Q filed by MICROS Systems, Inc. for the period ended September 30, 2013).

(e)(6)(i)	By-laws of MICROS Systems, Inc., as amended (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by MICROS Systems, Inc. with the SEC on September 18, 2013).

(e)(6)(ii)	Amendment to By-Laws of MICROS Systems, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by MICROS Systems, Inc. with the SEC on June 24, 2014).

(e)(8)*	MICROS Systems, Inc. Executive Severance Plan, effective as of May 19, 2014

(g)	None.

*	Previously filed as an exhibit to the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on July 3, 2014.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MICROS Systems, Inc.

By:	/s/ Peter A. Altabef

Name:	Peter A. Altabef

Title:	President, Chief Executive Officer

Date:	July 23, 2014

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